

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 10, 2016

<u>Via E-mail</u>
Joseph A. Carlucci
Chairman and Chief Executive Officer
American Renal Associates Holdings, Inc.
500 Cummings Center, Suite 6550
Beverly, MA 01915

> **Re:** **American Renal Associates Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 26, 2016**
> **File No. 333-206686**

Dear Mr. Carlucci:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Executive Compensation, page 133</u>

<u>Bonus Compensation, page 134</u>

1. Please quantify the 2015 Adjusted EBITDA target.

<u>Financial Statements, page F-1</u>

<u>Note A – Presentation, page F-8</u>

2. Please provide footnote disclosure regarding your pro forma balance sheet including details sufficient to understand the reasons for the pro forma presentation and the nature and amounts of the adjustments you have made to arrive at your pro forma numbers.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Michael D. Nathan, Esq.
    Simpson Thacher & Bartlett LLP